Exhibit 99.2

CONSOLIDATED
FINANCIAL STATEMENTS
As of December 31, 2024, and 2023

INDEX - Consolidated Financial Statements

i

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Members of
Stellar Blu Solutions LLC
Opinion

We have audited the consolidated financial statements of Stellar Blu Solutions LLC and subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a negative cash flow from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
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Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel

August 28, 2025

iii

STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash	$1,093	$1,408
Restricted Cash	4	3,782
Accounts receivable	5,484	837
Prepaid expenses and other assets	12,841	1,368
Inventory and deferred cost of goods sold	28,010	183
Total Current Assets	47,432	7,578

Property and equipment, net	326	210

Long-term Assets:
Intangible assets, net	17,047	19,557
Deposits and other assets	1,838	13,437
Operating lease right of use assets	499	1,012
Total long-term Assets	19,384	34,006
TOTAL ASSETS	67,142	41,794

LIABILITIES
Current Liabilities:
Trade payables	17,219	1,876
Accrued expenses	5,708	1,421
Other current liabilities	230	-
Advances from customers and deferred revenue	53,720	24,615
Operating lease liabilities	430	497
Loan - related party	24,293	18,200
Notes payable – related party	14,731	-
Total Current Liabilities	116,331	46,609

Long-term Liabilities:
Operating leases liabilities	105	553
Other liabilities	271	-
Total Long-term Liabilities	376	553
COMMITMENTS AND CONTINGENCIES (Note 10)

MEMBERS’ (DEFICIT) EQUITY:
Members' equity	37,498	27,234
Accumulated deficit	(87,063)	(32,602)
Total Members' (Deficit) Equity	(49,565)	(5,368)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$67,142	$41,794

 The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	For the Year Ended
	December 31,
	2024	2023

Revenues:
Products	$17,118	$-
Services	3,309	2,478
Total revenues	20,427	2,478

Cost of Goods Sold – Products	35,881	-
Cost of Goods Sold – Services	2,226	2,623
Research and development expenses, net	13,039	11,054
General and administrative expenses	7,804	3,113
Selling and Marketing expenses	897	684
Depreciation and amortization	2,645	2,532

LOSS FROM OPERATIONS	(42,065)	(17,528)

Other Income (Expense)
Financial expenses, related party	(8,053)	(7,680)
Financial income, net	495	185
Loss on Extinguishment of Debt, related party	(4,834)	(3,692)
Total Other Expense, net	(12,392)	(11,187)

Loss Before Income Taxes	(54,457)	(28,715)

Taxes on income	(4)	-

NET LOSS	$(54,461)	$(28,715)

 The accompanying notes are an integral part of these consolidated financial statements.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

U.S. dollars in thousands

	Members' Equity	Accumulated Deficit	Total Members' Equity (Deficit)

Beginning Balance as of January 1, 2023	$13,457	$(3,887)	$9,570
Capital contribution	4,500	-	4,500
Conversion of notes payable - related party	9,277	-	9,277
Net Loss	-	(28,715)	(28,715)
Balance as of December 31, 2023	$27,234	$(32,602)	$(5,368)

Beginning Balance as of January 1, 2024	$27,234	$(32,602)	$(5,368)
Capital contribution	3,400	-	3,400
Conversion of notes payable - related party	2,000	-	2,000
Additional members’ equity related to promissory note	4,864	-	4,864
Net Loss	-	(54,461)	(54,461)
Balance as of December 31, 2024	$37,498	$(87,063)	$(49,565)

 The accompanying notes are an integral part of these consolidated financial statements.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	For the Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
NET LOSS	$(54,461)	$(28,715)

ADJUSTMENT TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:

Depreciation and amortization	2,645	2,532
Non-cash changes in Loans, related party	6,854	6,113
Loss on Extinguishment of Debt, related party	4,834	3,692

CHANGES IN ASSETS AND LIABILITIES:

Change in operating leases right-of-use assets	513	498
Accounts receivables	(4,647)	(468)
Inventory and deferred cost of goods sold	(27,827)	(183)
Prepaid expenses, deposits and other assets	126	(14,632)
Trade payables	15,343	1,391
Accrued expenses	4,287	830
Advances from customers and deferred revenue	29,105	21,577
Other current Liabilities	230	-
Other liabilities	271	-
Operating lease Liabilities	(515)	(462)
NET CASH USED IN OPERATING ACTIVITIES	$(23,242)	$(7,827)

 The accompanying notes are an integral part of these consolidated financial statements.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	December 31, 2024	December 31, 2023
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(251)	(230)
NET CASH USED IN INVESTING ACTIVITIES	(251)	(230)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution - related party	3,400	4,500
Proceeds from convertible notes payable - related party	2,000	5,500
Proceeds from notes payable - related party	14,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	19,400	10,000

NET CHANGE IN CASH EQUIVALENTS AND RESTRICTED CASH	(4,093)	1,943

Cash and Restricted Cash, Beginning of period	5,190	3,247

Cash and Restricted Cash, End of period	$1,097	$5,190

Cash and Restricted Cash Reconciliation
Cash	$1,093	$1,408
Restricted Cash	4	3,782
Total Cash and Restricted Cash, End of period	$1,097	$5,190

SUPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash Paid during the period for:
Interest	$1,180	$1,572

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of notes payable-related party	$2,000	$9,277
Additional members’ equity related to promissory note	$4,864	$-
Right of use assets acquired under operating leases	$-	$988

 The accompanying notes are an integral part of these consolidated financial statements.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 1 — ORGANIZATION AND INDUSTRY

Business – The consolidated financial statements include the accounts of Stellar Blu Solutions LLC (“Stellar Blu” or “SBS”) and its wholly owned subsidiaries Stellar Blu Solutions Ltd (“SBS Ltd”), Stellar Blu Solutions GmbH (“SBS GmbH”), and Stellar Blu Solutions Sp. z.o.o. (“SBS Zoo”) (collectively referred to as the “Company”). On October 8, 2021, the owner of Stellar Blu, GDC Technics, LLC (“GDC” or “Holdco”), emerged from bankruptcy pursuant to its Amended Plan of Reorganization (the “Plan”) and the Exit Facility, which included the creation of two subsidiaries, one of which was Stellar Blu. The rights and obligations of the Members of the Company are governed by the respective limited liability operating agreement. The Company is in the business of developing connectivity, network and avionics solutions for the next generation SATCOM terminal solutions and is providing in-flight communications systems for the aviation industry.

On May 17, 2022, the Company established SBS Ltd, a newly incorporated entity registered in England and Wales. On May 19, 2022, SBS Ltd, in accordance with the terms and conditions of the purchase agreement, acquired out of administration in the UK certain assets and assumed certain employee liabilities of GDC Engineering Ltd (a company under common control). SBS Ltd employs a team of certified experts able to provide design authority approval (DOA) for certain types of mechanical installations on aircraft. SBS Ltd provides services under the licensing authority of SBS GmbH. SBS GmbH, formerly GDC Engineering GmbH, is a German limited liability company and registered in Munich, Germany. On September 27, 2023, the Company, in accordance with the terms and conditions of the share sale and purchase agreement, acquired and renamed it to SBS GmbH, and it became a 100% owned subsidiary of Stellar Blu. SBS GmbH is an approved design organization, licensed by the European Union Aviation Safety Agency (EASA). This approval grants the company specific authority concerning the airworthiness, operational suitability, and environmental characteristics of products installed on aircraft.

Going Concern – The consolidated financial statements have been prepared assuming the Company will continue as a going concern, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred a net loss of approximately $54,461 for the year ended December 31, 2024, and has experienced recurring losses from operations and negative cash flow from operating activities of $23,242. Subsequent to year-end, On January 6, 2025, the Company was acquired by Wavestream Corporation, a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Management believes that the acquisition will provide the necessary financial support to address the Company’s liquidity needs and operational challenges (see Note 12 for further details). However, there is no assurance that additional capital and or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company were unable to continue as a going concern. Such adjustments could be material.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation – The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation – The consolidated financial statements include the accounts and operations of Stellar Blu, and its subsidiaries in which the Company has a controlling financial interest. All inter-company transactions and accounts have been eliminated in the consolidation.
Use of Estimates – The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated. The main areas that required significant estimates and assumptions by the Company’s management include revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations, application of percentage of completion accounting), impairment of inventories and firm commitments to purchase inventories, impairment and useful lives of long-lived assets, the fair value and potential impairment of intangible assets, and leases which include the determination of lease terms, including assessing the likelihood of lease renewals.
Functional Currency – The currency of the primary economic environment in which the Company operates is the U.S dollar, thus the dollar is the functional currency of the Company and the consolidated financial statements are presented in the U.S. Dollar. The functional currency of each of the Company’s foreign subsidiaries is the U.S. Dollar.

Cash - The Company had balances held in financial institutions in the United States, Great Britain, Germany, and Poland. The Company has not historically experienced any losses in association with any excess of federally insured amounts.
Restricted Cash – The Company has a customer contract where the use of advanced deposits paid is restricted to specific vendor purchases and therefore is not available for general business operations. The Company has not historically experienced any losses in association with any excess of federally insured amounts.

Accounts Receivable – Accounts receivable are presented at the amounts billed to customers less amounts not expected to be collected. The Company assesses the need for an allowance for credit losses for its financial instruments, which are primarily composed of accounts receivable. The measurement and recognition of credit losses involves the use of judgment and represents management’s estimate of expected lifetime credit losses based on historical experience and trends, current conditions and reasonable and supportable forecasts. Management’s assessment of expected credit losses includes consideration of current and expected economic, market and industry factors affecting the Company’s customers, including their financial condition; the aging of account balances; historical credit loss experience; customer concentrations; and customer creditworthiness, among other factors. The Company may also establish an allowance for credit losses for specific receivables when it is probable that a specific receivable will not be collected, and the loss can be reasonably estimated. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued
Management actively monitors these factors and assesses the sufficiency of its allowance for credit losses on an ongoing basis.

Credit losses expense was $0 and $52 for the years ended December 31, 2024, and 2023, respectively.

Risks, Uncertainties, and Concentrations

 Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, restricted cash and accounts receivable. The Company maintains its cash and restricted cash with high-quality financial institutions mainly in the U.S. and regularly monitors their composition and maturities. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. The Company maintains allowances for potential credit losses on customers’ accounts when deemed necessary.

The Company defines significant customers as those equaling or exceeding 10% of revenues for any year or equaling or exceeding 10% of total accounts receivable at the end of the reporting period. For the periods ended December 31, 2024 and 2023, information regarding major customers, representing in excess of 10% of revenues and accounts receivable, were as follows:

	2024	2023
	Revenues	Revenues
Customer A	82%	62%
Customer B	11%	17%
Customer C	-	10%

In addition, during the year ended December 31, 2024, two vendors accounted for approximately 37% and 16% of the Company’s purchases. During the year ended December 31, 2023, two vendors accounted for 46% and 23% of the Company’s purchases.

Inventories – Inventories are stated at the lower of cost or net realizable value method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statements of operations as cost of goods sold. In addition, the Company records a liability for firm non-cancellable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Inventories cost is determined as follows:

Work in progress – represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the weighted average cost method.
Finished goods – calculated on the basis of raw materials, direct manufacturing costs with the addition of the allocable indirect manufacturing costs, using the weighted average cost method.

Deferred Cost of Goods Sold – The Company recognizes revenue upon delivery of full terminals only.  For any partial shipments made throughout the year, it defers both revenue and its related cost of goods sold until the kits are completely shipped.

Property and Equipment, net – Property and equipment are stated at cost less accumulated depreciation Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the assets, which range as follows:

Useful Life
Furniture, fixtures, and equipment	5 -7 years
Warehouse equipment	10 -15 years
Leasehold improvements	Shorter of, lease term or useful life
Test equipment	5 - 10 years

Prepaids and Other Current Assets – Prepaids and other current assets consist primarily of prepayments to vendors for materials purchased, and other receivables.

Deposits and Other Assets – Deposits and other assets consist primarily of vendor deposits for materials purchased for production related to customer orders.

Intangible Assets, net – The Company has definite life intangible assets that consist of technology and accounts for definite life intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Goodwill and Other Intangible Assets. Intangible assets are recorded at cost. Definite life intangible assets are amortized on a straight-line basis over their estimated useful life. The estimated useful life of technology is ten years.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Impairment of Long-Lived Assets – Long-lived assets, such as property and equipment and definite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges to long-lived assets during the periods presented.
Leases – The Company reviews agreements to determine if a leasing arrangement exists. A lease exists when a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining whether a lease exists, the Company considers whether a contract provides both the right to obtain substantially all of the economic benefits from the use of an asset and the right to direct the use of the asset. When a leasing arrangement is identified, a determination is made at inception as to whether the lease is an operating or a finance lease. The Company recognizes a right-of-use (“ROU”) asset and lease liability on the consolidated balances sheets for all leases with a term longer than 12 months, including renewal options reasonably certain to be exercised. ROU assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the minimum future lease payments over the expected term of the lease. The Company’s lease assets are primarily concentrated in real estate.

For operating leases, in which the Company is the lessee, ROU assets also include unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for operating leases is recognized on a straight-line basis over the lease term. Variable lease cost for operating leases includes payments such as real estate taxes and subsequent changes to the Consumer Price Index and are excluded from the measurement of the lease liability.

The Company identified and assessed the following significant assumptions in recognizing the right-of-use assets and corresponding liabilities:

Expected lease term — The expected lease terms include both contractual lease periods and, when applicable, extension options periods when it is reasonably certain that the Company would exercise such options.

Incremental borrowing discount rate — The Company’s lease agreements do not explicitly state the discount rate implicit in the lease; therefore, the Company estimated the incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

Lease and non-lease components —The Company elected the practical expedient not to separate lease components from non-lease components for all classes of leased assets and as an accounting policy election, to apply the short-term lease exception, which does not require the capitalization of lease with terms of 12 months or less.
The Company monitors events or changes in circumstances that require a reassessment of a lease. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
Advances from customers and deferred Revenue – Deferred revenue and advances from customers are recorded when the Company receives payments from customers before performance obligations have been performed. Advances from customers and deferred revenues are recognized as revenues as (or when) the Company performs the performance obligation under the contract. The Company believes all Advances from customers and deferred revenue as of December 31, 2024, will be recognized in the 2025 fiscal year. Approximately $8,907 out of the balance as of December 31, 2023 was recognized as revenues during the year ended December 31, 2024.
Revenue Recognition – The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers ("Topic 606"). The Company follows the five-step model for recognizing revenue from contracts with customers as follows:
1. Identify the contract
2. Identify performance obligations
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue upon satisfaction of the performance obligations
For the contracts with customers that contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct or as a series of distinct obligations if the individual performance obligations meet the series criteria. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic location and other factors.

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the full kit items purchased, generally upon shipment. When partial shipments of inventory are shipped, but a full kit has not been received, the Company defers recognition of the revenue, and the related cost of goods sold.  Revenue from non-recurring engineering service contracts relating to the design, certification and engineering of complex technology platform to a buyer’s specification (“NRE services”) are generally recognized over time because of continuous transfer of control to the customer.  This continuous transfer of control to the customer is usually based on the facts that the Company has an enforceable right to payment and the underlying asset has no alternative use according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these contracts. The Company believes that the cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of estimates related to total contract revenue and performance costs.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued
The Company began selling its products for the first time in the second quarter of 2024 and has recognized product income for the year ended December 31, 2024, of $17,118.

The Company’s service income composed primarily of non-recurring engineering services revenue (“NRE services”) for the design, certification and Design Organization Approval (“DOA”) services for the years ending December 31, 2024, and 2023, was $3,309 and $2,478, respectively.

The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (for example, sales tax and other indirect taxes).

A contract asset exists when the Company has provided services to customers, but customer payment is conditioned on reasons other than the passage of time, such as upon the satisfaction of additional performance obligations. A contract asset is recorded when revenues are recognized in advance of the Company’s right to receive consideration. The contract assets as of December 31, 2024 and 2023 were $400 and $0, respectively and are included in accounts receivable in the balance sheet.

Research and Development Expenses, Net – The Company expenses research and development costs incurred in developing, improving, validating, and creating derivative products related to and expanding the use of its core technology.

The Company analyzes collaboration arrangements by first assessing whether they are within the scope of ASC Topic 808, Collaborative Arrangements, and evaluates whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. The Company recognizes the shared costs incurred that are not within the scope of other accounting literature as a component of the related expense in the period incurred by analogy to ASC Topic 730, Research and Development, and records reimbursements from counterparties as an offset to the related research and development costs. The Company’s collaborative arrangement is related to cost-sharing of research and development (“R&D”) expenses which includes a royalty component related to third party sales upon production commencing.  The net research and development expenses for the years ended December 31, 2024, and 2023, amounted to $13,039 and $11,054 respectively, which includes offsets to R&D expense in the amounts of $385 and $1,231 respectively. The royalty expense amounted $110 and $0 for the years ended December 31, 2024, and 2023, respectively and are included in cost of goods sold.

Selling and Marketing Expenses – Selling and marketing expenses consist primarily of payroll and related expenses for personnel that support the Company’s selling and marketing activities. Selling and marketing costs are charged to the consolidated statement of Operations as incurred.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued
Warranty Costs – Warranties are classified as either assurance type or service type warranty. A warranty is considered an assurance type warranty if it provides the customer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model. Generally, the Company provides product assurance warranties for a period of 3 years at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company’s experience.

Warranty provisions are included in cost of goods sold and amount to $271 and $0 as of December 31, 2024, and 2023, respectively.

Income Taxes –Stellar Blu elected to be treated as a partnership for federal income tax purposes and accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the income tax returns of its Members and taxed depending on each Member’s tax situation.

Stellar Blu recognizes and measures tax positions taken or expected to be taken in its tax return only if it is more likely than not to be sustained based solely on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period; otherwise, no benefits of the positions are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

As of December 31, 2024, and December 31, 2023, the Company did not record any unrecognized tax positions in the accompanying consolidated balance sheets. In the event Stellar Blu was to recognize interest and penalties relating to uncertain tax positions, they would be recorded in interest expense.

Due to Stellar Blu’s offices and business activity in various states, the Company is subject to state income or franchise taxes. The state or franchise taxes are not material to these consolidated financial statements. Additionally, the statute of limitations to examine the Stellar Blu’s tax returns in foreign countries or U.S. states varies depending on the jurisdiction. All returns are currently subject to examinations.

The Company and its subsidiaries file income tax returns in numerous tax jurisdictions, including U.S. federal, U.S. states, and certain foreign jurisdictions located in the United Kingdom and Germany. Income taxes in each country related to these subsidiaries are not significant to these consolidated financial statements for the periods ended December 31, 2024, and December 31, 2023.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued
Fair Value Measurements – In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

 A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

 Level 1 -      Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

 Level 2 -      Include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

 Level 3 -      Unobservable inputs for the asset or liability.

 The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, contract assets, other current assets, trade payables, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

 The Company has elected the fair value option pursuant to ASC 825 to account for its Tranche A and B Loan (see Note 7). Under the fair value option, changes in fair value are recorded in earnings except for fair value adjustments related to instrument specific credit risk, which are recorded as other comprehensive income or loss. The Company utilized a discounted cash flow model to estimate the fair value of its non-convertible debt which utilizes certain unobservable inputs and is therefore considered a Level 3 fair value measurement.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 — INVENTORIES AND DEFERRED COST OF GOODS SOLD

Inventories are comprised of the following:

	December 31, 2024	December 31, 2023
Work in Process	$3,802	$-
Finished Goods	6,524	183
Total inventory	10,326	183
Deferred cost of goods sold	17,684	-
Inventory and deferred cost of goods sold	$28,010	$183

Inventory write-offs amounted to $11,344 and $0 for the years ended December 31, 2024 and 2023, respectively.

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:
	December 31, 2024	December 31, 2023
Leasehold improvements	$272	$168
Furniture, fixtures, and equipment	73	46
Warehouse equipment	70	21
Test Equipment	71	-
Total	486	235
Less: accumulated depreciation	(160)	(25)
Property and equipment, net	$326	$210

Depreciation expenses amounted to $135 and $23 for the years ended December 31, 2024 and 2023, respectively.

NOTE 5 — INTANGIBLE ASSETS

At December 31, 2024, and December 31, 2023, definite-life intangible assets consisted of the following:
	Useful Life	December 31, 2024	December 31, 2023
Indefinite Life Intangible Assets
Technology	10	$25,100	$25,100
Accumulated amortization		(8,053)	(5,543)
Total Indefinite Life Intangible Assets		$17,047	$19,557

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 5 — INTANGIBLE ASSETS Continued
Amortization expense for both years ended December 31, 2024, and 2023, was $2,510,000.

Expected future amortization expense is as follows as of December 31, 2024:
Years ended December 31,
2025	$2,510
2026	2,510
2027	2,510
2028	2,510
2029	2,510
And thereafter	4,497
Total	$17,047

NOTE 6 — LEASES

The Company leases buildings and office space under non-cancelable agreements. The Company assessed the lease classification of these leases at commencement date and concluded that the leases for buildings and office spaces should be accounted for as operating leases. The operating leases expire at various dates through 2026, some with renewal clauses, which, if elected, generally extend the term of the lease for only one year. The Company has not included renewal options periods in the lease term.

Lease costs associated with the Company’s operating leases and included in general and administrative expenses in the consolidated statement of operations are as follows:
	December 31, 2024	December 31, 2023
Operating lease expenses	$542	$366
Short term lease expenses	23	17
Total Operating Lease expenses	$565	$382

Supplemental information related to the Company’s operating leases is as follows:

	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$537	$328
Right of use assets obtained in exchange for operating leases	$-	$988
Weighted average remaining lease term	1.17	2.07
Weighted average discount rate	4.84%	4.85%

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 6 — LEASES Continued
Maturities of operating lease liabilities as of December 31, 2024, are approximately as follows:
2025	$461
2026	109
Total minimum lease payments	570
Less: imputed interest	34
Present value of minimum lease payments	535
Less: current portion	430
Long-term Operating Lease Obligations	$105

NOTE 7 — NOTES PAYABLE AND LOAN – RELATED PARTY

Tranche A and B Loan ("The Loan") - On August 5, 2022, GDC’s members restructured equity ownership and debt financing interests in GDC and Stellar Blu. As of the effective date of the restructuring, the Company entered in a Credit and Security Agreement (the “Credit Agreement”), with a related party, CF GDC LLC (“Mammoth Member” “Member” or the “Lender”) which included the assumption of Holdco’s $13,000 secured term loan and the extension of additional secured credit for $10,000, which were renamed Tranche A Term Loan ($13,000) and Tranche B Loan ($10,000), together the Loan. The Tranche B note was issued at a discount, and the Company received proceeds of $5,000. The stated interest rates on Tranche A Term Loan and Tranche B Term Loan are 10% and 2.5%, respectively.

On October 1, 2024, the Company entered into a Limited Waiver and Amendment No. 2 to the Loan with the Lender, which included, among other things, an extension of the Maturity Date, the definition of a “Waiver Period” with respect to certain liquidity requirements, and the provision of compensation to the Lender in connection with both the extension of the Loan and the Waiver Period, in the form of fees equal to 2% of the aggregate principal amount of the Loan outstanding.

On December 18, 2024, the Company entered into a Limited Waiver and Amendment No. 3 to the Loan with the Lender, which amended the Loan and included, among other things, an extension of the Maturity Date, the definition of a “Waiver Period” with respect to certain liquidity requirements, and the provision of compensation to the Lender in connection with both the extension of the Loan and the Waiver Period, in the form of fees equal to 1% of the aggregate principal amount of the Loan outstanding. The outstanding principal amount of the Loan and the Promissory Note, together with all accrued and unpaid interest, shall be due and payable on the Maturity Date.

The Company evaluated the amendments under ASC 470-50, "Debt Modification and Extinguishment", and concluded that the updated terms qualified as a debt modification, therefore, no gain or loss was recorded.

The Company elected to account the Loan, under the fair value option in accordance with ASC 825, “Financial Instruments.” Under the fair value option, changes in fair value are recorded in earnings. During the years ended December 31, 2024, and December 31, 2023, the Company recognized $7,273 and $7,600, respectively of remeasurement.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 7 — NOTES PAYABLE AND LOAN – RELATED PARTY - Continued
Convertible notes- During the year ended December 31, 2023, the Company entered into three unsecured convertible notes with the Member that will incrementally increase its aggregate interest of the Borrower in 5% increments if the Member elects to convert the Convertible note. On November 30, 2023, Note 3 (see table below) was amended to extend the maturity date to December 31, 2023. All terms remained the same, except for an incremental 5% equity that was to be granted immediately upon the execution of the amendment. On December 31, 2023, the Member elected to convert Note 3 for an additional 5%.
The Company evaluated the amendment under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the change in the debt instrument was accounted for as an extinguishment of debt due to the terms of the new debt and the original debt are substantially different. At the date of extinguishment, the Company derecognized the carrying amount of old debt of $2,547, recorded the new debt at the fair value of $2,462, and issued equity in the amount of $3,777 resulting in $3,692 loss.
As a result, the three notes payable, including amendments totaling $5,500, were all converted as of December 31, 2023, which increased its aggregate equity interest in the Company from 40% to 60%, and MAZAV Management LLC’s aggregate equity interest in the Company decreased from 60% to 40%.

	Interest Rate	Issuance Date	Maturity Date	Additional Equity Interest Upon Conversion	Mammoth Member's Aggregate Equity Interest Upon Conversion	Principal

Note 1	4.47%	2/28/2023	4/30/2023	5.00%	45.00%	$1,500
Note 2	4.47%	2/28/2023	6/30/2023	5.00%	50.00%	1,500
Note 3	4.47%	7/7/2023	11/30/2023	5.00%	55.00%	2,500
Note 3-Amended	4.47%	11/30/2023	12/31/2023	5.00%	60.00%	-
Total Converted Notes Payable -Related Party						$5,500

On January 25, 2024, the Company entered into a Convertible Note 4 with Mammoth Member in the principal amount of $2,000 which is set to mature on April 15, 2024 at an annual rate of 4.47% in exchange for the issuance of 4% membership interest. The member elected to convert Promissory Note 4 on its maturity date, such that its aggregate membership interest increased the Mammoth Member’s aggregate membership interest from 61% to 65% and the MAZAV membership interest will decrease from 39% to 35%. Interest on the principal amount was calculated on the basis of 365-day year for actual days elapsed.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 7 — NOTES PAYABLE AND LOAN – RELATED PARTY - Continued

Promissory Note- On June 11, 2024, the Company entered into a promissory note with Mammoth Member in the principal amount of $10,000 which shall bear interest at an annual rate equal to ten percent (10%) which will accrue interest as of the issue date and calculated on the basis of 360-day year and quarterly will be paid-in-kind and capitalized by adding all such accrued interest to the existing principal amount of the loan and following such date, interest shall accrue on the aggregate principal amount. The borrowing mechanics will be through loan advances (a “Credit Extension”) through a Funding Notice. The Company has submitted three Funding Notices for Credit Extensions during the period between June 2024 and through August 2024, totaling $10,000. The maturity date for unpaid principal amount of the notes with all capitalized interest is October 8, 2024.

On October 1, 2024, the Company and the Lender amended and restated the Promissory Note in its entirety, consistent with the terms described above for the Loan.

The Company evaluated this amendment under ASC 470-50, "Debt Modification and Extinguishment", and concluded that the updated terms qualified as a debt modification, therefore, no gain or loss was recorded.

On December 18, 2024, the Company and the Lender amended and restated the Promissory Note in its entirety, consistent with the terms described above for the Loan. As part of the compensation to the Lender, an additional 3.5% equity interest was granted immediately upon the execution of the Promissory Note. This additional equity increased the Lender’s aggregate equity interest from 65% to 68.5%, and correspondingly decreased MAZAV Management LLC’s aggregate equity interest from 35% to 31.5%.

The Company evaluated this amendment under ASC 470-50, “Debt - modification and extinguishment”, and concluded that the change in the debt instrument was accounted for as an extinguishment of debt due to the terms of the new debt and the original debt are substantially different. At the date of extinguishment, the Company derecognized the carrying amount of old debt of $10,608, recorded the new debt at the fair value of $10,578, and issued equity in the amount of $4,864, resulting in $4,834 loss.

For the years ended December 31, 2024, and 2023, the Company recognized interest expense on these notes of approximately $780 and $80, respectively.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8 — FAIR VALUE MEASURMENTS

The Loan is classified within Level 3, as this liability is valued using valuation techniques.

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Liabilities:
Tranche A and B loan	-	-	24,293	24,293

Total financial liabilities	$-	$-	$24,293	$24,293

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Liabilities:
Tranche A and B loan	-	-	18,200	18,200

Total financial liabilities	$-	$-	$18,200	$18,200

The table below presents the changes in the Tranche A and B loan which was classified as Level 3 and measured at fair value on a recurring basis, in the year ended December 31, 2024:

Balance as of January 1, 2023	$12,172
Change in fair value	7,600
Payments	(1,572)
Balance as of December 31, 2023	$18,200

Change in fair value	7,273
Payments	(1,180)
Balance as of December 31, 2024	$24,293

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8 — FAIR VALUE MEASURMENTS - Continued

The significant assumption in the valuation of the loans relates to the stage of development of the Company. This stage serves as the basis for selecting the applicable discount rates, in accordance with empirical studies regarding appropriate discount rates for early-stage companies. The discount rates applied in the valuations range between 40% and 50%. Changes in the Loan fair value are recorded in the consolidated statements of income (loss) under ‘Financial expenses, related party’.

NOTE 9 — MEMBERS’ EQUITY

 The Company’s members entered into a Limited Liability Company Agreement (the “Original LLC Agreement”), which has been amended and restated since inception.

On February 28, 2023, the Company entered into a Contribution Agreement with Mammoth Member whereas Mammoth Member contributed $2,000 to the Company to be used for general corporate purposes.

On July 27, 2023, the Company entered into a Contribution Agreement with Mammoth Member whereas Mammoth Member contributed $2,500 to the Company to be used for general corporate purposes.

On November 30, 2023, the Company amended a convertible note that resulted in additional member equity in the amount of $3,777 (see Note 7 for details).
On January 25, 2024, the Company entered into a Contribution & Equity Issuance Agreement with Mammoth Member whereas Mammoth Member contributed $3,000 to be used for general corporate purposes in exchange for the Company issuing an additional 1% membership interest to Mammoth Member such that its aggregate membership interest increased from 60% to 61%.
On December 18, 2024, the Company and the Lender amended and restated the Promissory Note that resulted in additional member equity in the amount of $4,864 (see Note 7 for details).
On December 19, 2024, CF GDC LLC and Mazav contributed a total of $400 to cover payroll and other operational expenses prior to the pending acquisition of the Company that was consummated on January 6, 2025 (see Note 12 for details.)

For the years ended December 31, 2024 and 2023, the Company received contributions from its Members in the amounts of $3,400 and $4,500, respectively.

NOTE 10 — COMMITMENTS & CONTINGENCIES

The Company may be subject to various claims and legal proceedings covering matters that arise in the normal course of its business activities. Management believes there is no litigation or claims that would have a material adverse effect on the consolidated financial condition or results of operations or cash flows of the Company. Liability for claims and legal proceedings is recorded when probable and reasonably estimable.

 STELLAR BLU SOLUTIONS LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 11 — RELATED PARTY TRANSACTIONS

On August 1, 2022, the Company entered into a lease agreement for a term of two years with Aspire MRO LLC, a subsidiary of Holdco, pursuant to which the Company agreed to lease approximately 11,016 rentable square feet and on October 16, 2023, Stellar Blu entered into an amended and restated lease agreement where it expanded the leased area to include another 22,707 square feet for a total rentable 33,723 square feet (see Note 6  for details). The Company paid Aspire MRO LLC $363 and $240 respectively, for the years ended December 31, 2024, and 2023.

The Company’s key supplier in 2023 and part of 2024, SQ3 Partners LLC (“SQ3”), is owned by a related party, where SQ3 provided software development services for the years ended December 31, 2024, and 2023 of $450 and $953, respectively, which have been included within research and development expenses in the accompanying consolidated statements of operations.

 NOTE 12 — SUBSEQUENT EVENTS
On June 17, 2024, the Company and its equity members (collectively, the “Sellers”) entered into a Membership Interest Purchase Agreement (the “Agreement”) with Wavestream Corporation, a subsidiary of Gilat Satellite Networks, Ltd. (the “Buyer”),  pursuant to which the Buyer acquired all the issued and outstanding membership interests of the Company and its wholly owned subsidiaries (the “Purchased Equity”). The acquisition was completed on January 6, 2025.